

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 18, 2017

<u>Via E-Mail</u>
Matthew R. Zaist
President and Chief Executive Officer
William Lyon Homes, Inc.
4695 MacArthur Court, 8th Floor
Newport Beach, CA 92660

> **Re: William Lyon Homes, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 13, 2017**
> **File No. 333-217299**

Dear Mr. Zaist:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Pigott at 202-551-3570 or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Michael A. Treska, Esq.
       Latham & Watkins LLP